CITIZENS BANCORP
                                              14401 Sweitzer Lane
                                                 Laurel, MD 20707

                                                 January 22, 1997


Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street, N.W.
Washington, D.C.  20549

Gentlemen:

          Re:  SEC Form 4 - Citizens Bancorp
               Alfred H. Smith, Jr., Chairman and Director

     Pursuant to Sections 16(a) and/or 23(a) of the Securities Exchange Act of 1934, we are sending herewith Form 4 for the Month of December, 1996, for Alfred H. Smith, Jr.,Chairman of the Board and Director of Citizens Bancorp. One manually-signed copy of the Form 4 (Plus 2 copies) will be supplied by mail.

     Please note that Citizens Bancorp was acquired by Crestar Financial Corporationon December 31, 1996. Therefore, after the filing of Forms 5 for 1996, Citizens Bancorp's directors and officers will not be subject to Form 4 or Form 5 obligations.

                                        Sincerely,

                                        /s/ Jean G. Salamone
                                        Jean G. Salamone
                                        Secretary


Enclosure


\JEAN97\SEC-FRM4.J22




FORM 4

1.SMITH, Alfred H., Jr. 2.   CITIZENS BANCORP  CIBC        6.   Director
  14401 Sweitzer Lane                                           Officer
  Laurel, MD 20707                                       Chairman of the Board
                              3.   ###-##-####         4.   December/1996

_______________________________________________________________________________
1. Title  2.   Trans-  3. Code 4. Amount Price 5.Amount 6.D or I 7. Nature of
    of         action                            End of             owner-
 Security       Date                             Month               ship
_______________________________________________________________________________

Common Stock  12/24/96      J*   35,002  A N/A  391,470    D
Common Stock                                    300,287    I**  Smith Citizens
                                                                  Ltd. Ptnr.
Common Stock                                        523    I    Self/Custodian
                                                                  Grandchild
Common Stock  12/24/96      J*   70,004  D N/A       -0-     A.H.S. Associates
                                                             Ltd. Partnership

Common Stock                                      2,831    I    By Spouse
Common Stock                                        441    I   Spouse/Joint
                                                                with Mother

Explanation of Responses:
 *70,004 shares registered to A.H. Smith Associates Limited Partnership were transferred back to the individual partners (the owners of the shares):
 35,002 shares to Alfred H. Smith, Jr. and 35,002 shares to Harry R. Smith. **300,287 shares are registered to Smith Citizens Associates Limited
 Partnership; and Alfred H. Smith, Jr.,
 representing the Class A General Partner, has sole voting power, and 100% ownership of the shares.


                                        /s/ Alfred H. Smith, Jr. 1/15/97